SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Dobson Communications Corporation

(Name of Subject Company (Issuer))

Dobson Communications Corporation

(Name of Filing Persons — (Issuer))

12.25% Senior Exchangeable Preferred Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

256072307

256069303
256072208
(CUSIP Numbers of Classes of Securities)

Bruce R. Knooihuizen

Executive Vice President and Chief Financial Officer
Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)

Copies To:

Theodore M. Elam, Esq.

McAfee & Taft A Professional Corporation
211 North Robinson, Suite 1000
Oklahoma City, Oklahoma 73102
(405) 235-9621

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

(Continued on following pages)

SCHEDULE TO
SIGNATURE
EXHIBIT INDEX
EX-(a)(4) Press Release-Commencement of the Offer
EX-(a)(5) Press Release-Announcing Extension

SCHEDULE TO

      This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Dobson Communications Corporation, an Oklahoma Corporation (“Dobson”). This Schedule TO relates to the offer (the “Offer”) by Dobson to purchase up to 250,000 shares of the 354,098 outstanding shares of its 12.25% Senior Exchangeable Preferred Stock, par value $1.00 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below).

      The terms and conditions of the Offer are set forth in the Offer to Purchase (the “Offer to Purchase”), which is Exhibit (a)(1) hereto.

      All of the information set forth in the Offer to Purchase and any supplement or other amendment thereto hereafter filed with the SEC by Dobson, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet

      Summary Term Sheet. The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information

      (a) Name and Address. The subject company is Dobson Communications Corporation, and its principal executive office is located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Its telephone number at such office is (405) 529-8500.

      (b) Securities. As of September 8, 2003, there were 354,098 shares of 12.25% Senior Exchangeable Preferred Stock, par value $1.00 per share, of Dobson issued and outstanding.

      (c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Market for the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a) Name and Address. The name of the filing person is Dobson Communications Corporation, and its principal executive office is located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Its telephone number at such office is (405) 529-8500. The filing person is the subject company.

Item 4.	Terms of the Transaction

      (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Terms of the Offer” and “United States Federal Income Tax Considerations” is incorporated herein by reference.

      (b) Purchases. The information set forth in the section of the Offer to Purchase entitled “Summary,” “Terms of the Offer” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

      (a) Purposes. The information set forth in the sections of the Offer to Purchase entitled “Summary” and “Terms of the Offer” is incorporated herein by reference.

      (b) Use of Securities Acquired. The securities acquired by Dobson will be retired, and the number of such securities will be added to the number of authorized but undesignated and unissued shares of Dobson preferred stock.

      (c) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Sources and Amount of Funds” and “Terms of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

      (a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Sources and Amount of Funds” and “Terms of the Offer” is incorporated herein by reference.

      (b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary,” and “Terms of the Offer” is incorporated herein by reference.

      (d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Sources and Amount of Funds” and “Terms of the Offer” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

      (a), (b) Securities Ownership, Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used

      (a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Terms of the Offer” and “Dealer Manager; Depositary; Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements

      (a) Financial Information. The financial statements in Dobson’s Annual Report on Form 10-K for the year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and Current Reports on Form 8-K filed on July 14, 2003, July 28, 2003, August 8, 2003 and August 28, 2003 are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov, that contains reports, proxy statements and other information relating to Dobson that have been filed via the EDGAR system.

      (c) Summary Information. The information set forth in the section of the Offer to Purchase entitled “Summary — Summary Historical Consolidated Financial Data” is incorporated herein by reference.

Item 11.	Additional Information

      (a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

      (b) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

      (a)(1) Offer to Purchase, dated September 8, 2003. (Previously Filed)

      (a)(1)(A) Supplement to Offer to Purchase dated September 11, 2003. (Previously Filed)

      (a)(1)(B) Second Supplement to Offer to Purchase dated September 23, 2003. (Previously Filed)

      (a)(2) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated September 8, 2003. (Previously Filed)

      (a)(3) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated September 8, 2003. (Previously Filed)

      (a)(4) Text of press release issued by Dobson announcing the commencement of the Offer.

      (a)(5) Text of press release issued by Dobson announcing extension of expiration date of the Offer.

      (b) To be filed by amendment.

      (d) None.

      (g) None.

      (h) None.

Item 13.	Information Required by Schedule 13e-3

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ RONALD L. RIPLEY

Name: Ronald L. Ripley
Title: Vice President and Senior Corporate Counsel

Dated October 8, 2003

EXHIBIT INDEX

      See Item 12.